Exhibit 99.1

Agria Subsidiary, PGG Wrightson, Updates Earnings Guidance

BEIJING, May 14, 2013 - Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced that its New Zealand-listed subsidiary, PGG Wrightson Limited (PGW.NZ) (“PGW”), has provided an earnings guidance update.

Earnings before interest, tax and depreciation (“EBITDA”) for the financial year ending June 30, 2013 is forecast to be in the range of NZ$48 - NZ$40 million compared with NZ$55 million in for the corresponding period last year.

The three main factors contributing to the change in EBITDA have been climatic conditions across Australia and New Zealand, lower livestock values and when compared to the last financial year, less earnings from Agri-feeds post disposal to the 4Seasons Feeds Limited joint venture.

Mr. Alan Lai, Agria’s Executive Chairman of the Board, commented, “We note that PGW will record somewhat lower EBITDA this year, but we believe this is only a temporary setback due to weather and other conditions outside of our control. We remain optimistic about the long-term outlook for PGW and Agria. We are committed and focused on building a durable franchise and institution that can thrive in strong climatic and weather conditions, but can limit the downside in adverse conditions as we continue to build our business in different geographies around the globe. We expect to both grow quickly and reduce the volatility in our results.”

PGW Managing Director, Mr. George Gould, said climatic extremes in Australia with two record wet years followed by record-breaking high temperatures this year have frustrated the company’s efforts to build earnings. Consequently, the Australian seed business, whilst important to the group strategically, is not forecast to contribute significantly to earnings this year.

Climatic conditions in New Zealand have also been a factor with the whole of the North Island and much of the South Island in one of the most extensive droughts on record.

Mr. Gould cited that the New Zealand drought has impacted its farmer clients’ spending power and impacted livestock prices. The company said that livestock values have been in decline since the beginning of the current financial year, first in sheep and later on with beef, deer and dairy. While volumes and market share remain solid, prices have declined approximately 30% compared with last year, which is expected to have a material impact on PGW earnings for the financial year ending June 30, 2013.

About Agria Corporation

Agria Corporation (NYSE: GRO) is an international agricultural company with operations in China, South America, New Zealand and Australia. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including proprietary field corn seeds, edible corn seeds, vegetable seeds, grass seeds and forage. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand’s largest forage and agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.